FOR IMMEDIATE RELEASE

Date:     July 10, 1996
Contact:  Michael Sable
          (516) 694-0999 or Fax (516) 694-1062




Childrobics, Inc. Announces Signing Of Termination Agreements With Current Officers And Directors, The Appointment Of Two New Directors, And The Intent To appoint A New CEO/President.


Farmingdale, New York -- Childrobics, Inc. announced today that it has entered into agreements to terminate the Employment Agreements and certain Option Agreements between the Company and its current officers and directors. Salvatore Casaccio, the Company's CEO and Director; Joseph Melnick, the Company's President, COO, and Director; and Richard Bartlett, the Company's Executive Vice President and Director have agreed to terminate their employment agreements, resign as officers and directors, return certain options previously granted to them by the Company, and relinquish current control of the Company to the new directors that have been appointed.


         The Company has taken the initial steps towards redirecting and redesigning the Company's focus and image. First, the Company has appointed Douglas B. Fox and Conrad J. Gunther, Jr. to serve as members of the board.

         Mr. Fox is the former Vice President of Marketing for Times Mirror, Inc. a newspaper group, the former President and Chief Operating Officer of New York Newsday, the former Chief Operating Officer and President of Publishing and Video games of


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Landmark  Communications,  Inc., a multi-divisional  media company, and is still currently employed at Landmark.

         Mr. Gunther is the former Chief Operating Officer and Executive Vice President of North Fork Bancorporation, a publicly traded company, and is currently a business development manager and financial advisor for the Allied Group, a privately-owned insurance brokerage firm.

         The second step for the Company was to eliminate certain playcenter locations that have proven to be a negative cash flow on the Company's balance sheet. As part of Mr. Casaccio's agreement, he has agreed to take the stock of the Company's subsidiaries which operate playcenters in Bayside, Brooklyn, and Manhattan. In addition to the assets, Mr. Casaccio will assume any and all outside liabilities of those locations. Next, Mr. Casaccio and Mr. Bartlett will take the stock of the Company's subsidiary which operates the playcenter in Staten Island, New York. Once again, in addition to the assets, Mr. Casaccio and Mr. Bartlett will assume any and all outside liabilities of the location, but in this case the Company will retain the right to operate all the video and vending machines at this location, which has proven to be a profit center for the Company.

         Next, the Company has completed the terms of the letter of intent for the acquisition of Just Kiddie Rides, Inc. pursuant to which the Company will acquire all of Just Kiddie's common stock. Pursuant to the agreement Gerard A. Reda, the President of Just Kiddie will enter into an employment agreement with the Company and as a result will become the new President, Chief Executive Officer, and Director of the Company.

         Mr. Reda has stated that "the joining of these two companies the elimination of the negative assets of


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Childrobics,  while keeping the assets that have proven to be a strong  positive cash flow for the Company and the addition of new management and directors will position this Company for a strong financial position in the relative near future."